UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Information to be Included in Statements Filed Pursuant to

Rule 13d-11(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Securities Exchange Act of 1934
(Amendment No. 4)

BIMINI CAPITAL MANAGEMENT, INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)
090319104
 (CUSIP Number)

David C. Roos, Esq.
Moye White LLP
1400 Sixteenth Street, 6th Floor
Denver, CO 80202
(303) 292-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

CUSIP No.  090319104                                                      13D                                         Page 2 of 4 Pages

1.	Names of Reporting Persons. Robert J. Dwyer
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC and PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 930,456
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 930,456
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 930,456
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 9.22%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No.  090319104                                                      13D                                         Page 3 of 4 Pages

Item 1.                      Security and Issuer

This statement relates to the Class A Common Stock, $0.001 par value per share (the “Common Stock”), of Bimini Capital Management, Inc. (the “Issuer”).  The Issuer’s principal executive offices are located at 3305 Flamingo Drive, Vero Beach, FL 32963.

Item 2.                      Identity and Background

The person filing this statement is:  Robert J. Dwyer, c/o Bimini Capital Management, Inc., 3305 Flamingo Drive, Vero Beach FL 32963.  Mr. Dwyer is a director of the Issuer.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a United States citizen.

Item 3.                      Source and Amount of Funds or Other Consideration

The Reporting Person purchased 74,071 shares with his personal funds.  Additionally, the Reporting Person acquired 112,947 shares of Common Stock as compensation for serving as a director of the Issuer.

The Reporting Person did not acquire the Common Stock beneficially owned by him using funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such Common Stock.

Item 4.                      Purpose of Transaction

The Reporting Person acquired the shares of Common Stock beneficially owned by him for investment purposes.  The Reporting Person may acquire additional shares of Common Stock for cash or as director’s fees and may otherwise acquire or dispose of shares of Common Stock in the future.  Other than as described herein, the Reporting Person has no current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

CUSIP No.  090319104                                                      13D                                         Page 4 of 4 Pages

Item 5.                      Interest in Securities of the Issuer

The Reporting Person beneficially owns 930,456 shares of Class A Common Stock, which represents approximately 9.22% of the Issuer’s outstanding shares of Class A Common Stock.

The Reporting Person is not part of a group and has the sole power to vote and dispose of his shares.

The Reporting Person purchased 74,071 shares of Class A Common Stock on the open market from September 16, 2011through December 8, 2011 as presented in the table below. The Reporting Person also acquired 41,072 shares of Class A Common Stock on or about September 15, 2011 and 71,875 shares of Class A Common Stock on or about December 15, 2011 as director’s compensation.  The Reporting Person has not effected any other transactions in the Issuer’s securities during the last 60 days.

Date	Shares	Price
September 16, 2011	20,000	$0.70
November 17, 2011	352	$0.38
November 17, 2011	10,000	$0.40
November 18, 2011	10,000	$0.40
November 23, 2011	4,070	$0.38
November 29, 2011	5,739	$0.38
December 1, 2011	3,388	$0.36
December 2, 2011	6,400	$0.38
December 2, 2011	3,600	$0.36
December 7, 2011	522	$0.38
December 8, 2011	10,000	$0.40

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person also continues to be a member of the Board of Directors of the Issuer and as such, may receive future director’s compensation in the form of Class A Common Stock.  There are otherwise currently no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                      Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 19, 2011
(Date)

/s/ Robert J. Dwyer
Robert J. Dwyer